

July 30, 2012

<u>Via E-mail</u>
Richard Chiang
President, Secretary, and Treasurer
Apex 5 Inc.
4115 Blackhawk Plaza Circle, Suite 100
Danville, CA 94506

> **Re: Apex 5 Inc.**
> **Form 10-12(G)**
> **Filed July 9, 2012**
> **File No. 000-54758**

Dear Mr. Chiang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Prior Blank Check Company Experience, page 17

2.   Please update your disclosure on page 18 regarding Apex 4, Inc. such as when its registration statement becomes effective and for matters regarding the Form 8-Ks filed by Apex 4 on July 18 and 19, 2012. More specifically, please disclose:

- Whether Mr. Chiang has any continuing affiliation with Apex 4 such as an equity interest (disclose if he has no affiliation in any form whatsoever),
- Whether any affiliate or third party was involved in Apex 4's business combination (including any compensation received by such affiliate or party),
- Whether Mr. Chiang received any compensation in connection with Apex 4's business combination,
- Whether the successor entity is currently reporting company and, if so, whether it is timely in its obligations, and
- Whether the successor entity has a public trading market for its securities.

3.   Further, disclose whether Apex 4 continues to be a shell company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Paul Fischer, Attorney Advisor, at 202-551-3415 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director